FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 25, 2006

Item 3: News Release:

A news release dated and issued on October 25, 2006 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska Uranium Strengthens Core Uranium Focus.

Item 5: Full Description of Material Change:

Vancouver, British Columbia – October 25, 2006 – CanAlaska Uranium Ltd. (the “Company”) is pleased to announce that it has divested two non-core exploration properties located in Labrador and Ontario, Canada.  These divestitures enable the company to maintain its core focus on uranium discovery in the Athabasca Basin while benefiting from immediate and future potential economic realizations on the part of its exploration partners.

The Company, together with Columbia Yukon Explorations Inc. (“Columbia Yukon”), have entered into an option agreement (the “Agreement”) with Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) pursuant to which Celtic and Merrex have acquired the right to earn a 100% interest in the “VB-2 Property”, which property is jointly owned by CanAlaska and Columbia Yukon.  The VB-2 Property is located in northern Labrador, in the Province of Newfoundland and Labrador.

Under the terms of the Agreement, Celtic and Merrex will spend $1.6 million in exploration over a 4-year period.  The annual exploration expenditure will consist of: a firm commitment of $100,000 in the first year; $250,000 in the second year; $500,000 in the third year; and, $750,000 in the fourth year of the option period.  Over the life of the option, CanAlaska and Columbia Yukon will equally split cash payments of $250,000 and a total of 125,000 shares of both Celtic and Merrex.  Upon the exercise of the option, CanAlaska and Columbia Yukon will jointly hold a 2% Net Smelter Return Royalty, of which Celtic and Merrex can purchase half (1%) for sum of $2.0 million.  Celtic will be the operator of the exploration programs carried out on the VB-2 Property.

Furthermore, the Company has entered into an agreement with Pele Mountain Resources Inc. (“Pele”) under which Pele has purchased a 100% interest in five unpatented mining claims comprising the Pardee property in Elliott Lake, Ontario.  Pele has agreed to pay CanAlaska a total of $13,000 in cash, to issue 60,000 common shares in the capital of Pele at an attributed value of $12,000 and to grant to CanAlaska a 1.75% Net Smelter Return Royalty.  Pele retains the right to buy back up to 1-percent of the NSR for a total of $1-million.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of October 2006.